[redacted]

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

AB 3/9

UNIT
SECURITIES AND E
Washington, D.C. 20549

09058966

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 33312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMC Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9710 Scranton Road Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Forrester 858-450-0055 Xt. 155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee M. Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Financial Corporation ______, as of December 31, 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

ROBERT E. JEFFORDS
COMM. #1747833
Notary Public - California
San Diego County
My Comm. Expires May 28, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

JMC FINANCIAL CORPORATION
TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JMC Financial Corporation:

We have audited the accompanying statement of financial condition of JMC Financial Corporation (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JMC Financial Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statement of computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

JMC FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	82,323
Accounts receivable		9,413
Prepaid expenses		3,180
Total Assets	$	94,916
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	177
Due to affiliate		15,435
Income taxes payable		2,689
Total Liabilities		18,301
STOCKHOLDER'S EQUITY:		
Common stock, no par value, authorized 10,000 shares, 10,000 shares issued and outstanding		10,000
Retained earnings		66,615
Total Stockholder's Equity		76,615
Total Liabilities and Stockholder's Equity	$	94,916

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions and fees	$ 79,851
Total revenues	79,851
EXPENSES:	
Compensation and benefits	35,939
General and administrative	23,669
Occupancy, communications and systems	11,531
Total expenses	71,139
Income before income taxes	8,712
Income tax expense (Note 4)	(3,490)
Net income	$ 5,222

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 10,000	$ 181,393	$ 191,393
Net income	-	5,222	5,222
Cash dividend paid to Parent	-	(120,000)	(120,000)
Balance at December 31, 2008	$ 10,000	$ 66,615	$ 76,615

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,222
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Accounts receivable		2,359
Due from affiliate		44,374
Due to affiliate		15,435
Prepaid expenses		(565)
Accounts payable and accrued liabilities		(65)
Income taxes payable		(28,179)
Net cash provided by operating activities		38,581
CASH FLOW FROM FINANCING ACTIVITIES:		
Cash dividend paid to Parent		(120,000)
Net cash used in financing actvities		(120,000)
Net decrease in cash and cash equivalents		(81,419)
Cash and cash equivalents at beginning of year		163,742
Cash and cash equivalents at end of year	$	82,323
Cash payment for income taxes	$	31,668

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent" or "JMC"), which is a wholly owned subsidiary of Detwiler Fenton Group, Inc. ("DFG"), formerly Detwiler, Mitchell & Co. The Company is registered with the Securities and Exchange Commission as a broker-dealer and principally sells and services variable annuities and mutual fund investments.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents — The Company maintains cash and cash equivalent deposits which from time to time can be in excess of Federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Revenue Recognition — Commission revenue from the sale of variable annuities and mutual funds is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

Fair Value of Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at cost which approximates fair value.

Due to Affiliate — From time to time, the Company may receive working capital from an affiliate of JMC. Such amounts are unsecured and are generally repaid from the operating cash flow of the Company.

Income Taxes — Income tax liabilities are recorded through charges to the statement of income for the estimated income taxes payable for the current year.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company participates in the filing of consolidated Federal and state income tax returns of its Parent.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for the Company on January 1, 2008 and this adoption did not have a material impact on the Company's financial statements.

The Company participates in the filing of the consolidated Federal income tax return of DFG and records Federal income tax expense using a 34% income tax rate.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

At December 31, 2008, the Company had net capital of $65,780, which exceeded the minimum net capital requirement of $5,000 by $60,780, and a percentage of aggregate indebtedness to net capital of 28%.

4. INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2008 follows:

Current:	
Federal	$ 2,690
State	800
	$ 3,490

The Company participates in the filing of a consolidated Federal income tax return of DFG and records Federal tax expense using a 34% income tax rate.

5. DUE TO AFFILIATE

From time to time, the Company may receive working capital from an affiliate of JMC. Such amounts are unsecured and are generally repaid from the operating cash flow of the Company.

6. RELATED PARTY TRANSACTIONS

JMC Financial Corporation receives substantially all of its executive, administrative, supervisory and support services from two full-time employees who are directly employed and compensated by JMC. Additionally, JMC provides certain equipment, telephone, office space and other ancillary services on behalf of the Company. Such expenses are provided to the Company by JMC in accordance with its expense sharing agreement with JMC. The Company incurred $59,633 in expenses for such services for the year ended December 31, 2008.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

7. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMMISSION

AT DECEMBER 31, 2008

NET CAPITAL:				
Total Shareholder's Equity			$	76,615
Less Non-Allowable Assets:				
Accounts receivable	$	7,655		
Prepaid expenses		3,180		10,835
NET CAPITAL				65,780
Minimum Net Capital Requirement:				
6 2/3% of Aggregate Indebtedness of $18,301 or $5,000, whichever is greater				5,000
EXCESS NET CAPITAL			$	60,780
SCHEDULE OF AGGREGATE INDEBTEDNESS:				
Aggregate Indebtedness			$	18,301
Percentage of Aggregate Indebtedness to Net Capital				28%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2008.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2008

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

JMC FINANCIAL CORPORATION

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2008

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of
JMC Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of JMC Financial Corporation (JMC), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered JMC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of JMC's internal control. Accordingly, we do not express an opinion on the effectiveness of JMC's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by JMC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because JMC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by JMC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of JMC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which JMC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that JMC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2009

(SEC File Number 8-33312)

JMC FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2008
With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control

WOLF & COMPANY, P.C.
Certified Public Accountants and Business Consultants

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com